Exhibit 4(e)(i)

EMPLOYMENT AGREEMENT

THIS AGREEMENT, made as of the 31st day of October, 2002, by and between Océ-USA Holding, Inc., a Delaware corporation (the “Company”), and Ronald E. Daly, of 1418 South Prairie, Chicago IL 60605 (“Employee”).

W I T N E S S E T H:

WHEREAS, the Company is engaged in the business of manufacturing, marketing, selling and distributing products and services for the reproduction, presentation, distribution and management of documents; through subsidiaries and affiliates throughout the United States of America, Canada and in Mexico; and

WHEREAS, Employee possesses valuable knowledge and skills that will contribute to the successful operation of the Company’s business; and

WHEREAS, the Company desires to procure the services of Employee, and Employee is willing to enter the employment of the Company, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, intending to be legally bound, the Company agrees to employ Employee, and Employee hereby agrees to be employed by the Company, upon the following terms and conditions:

ARTICLE I

EMPLOYMENT

1.01. Office. Employee is hereby employed as President and Chief Executive Officer of the Company and in such capacity shall use his best energies and abilities in the performance of his duties hereunder and as prescribed in the By-Laws of the Company and in the performance of such other duties as may be assigned to him from time to time by the Board of Directors of the Company, provided, however, that the duties assigned to Employee shall be consistent with his position as President and Chief Executive Officer of the Company.

1.02. Term. Subject to the terms and provisions of Article II hereof, Employee’s employment hereunder shall commence as of December 1, 2002 or such earlier date as the parties may agree and shall continue until December 1, 2007 unless extended by subsequent agreement of the parties hereto for a period of no longer than two (2) years thereafter.

1.03. Base Salary. During the term of Employee’s employment hereunder, compensation shall be paid to Employee by the Company at the rate of $ 525,000 gross per annum (the “Base Salary”), payable monthly in twelve equal installments of $ 43,750. The rate of compensation to be paid to Employee may be increased by the Board of Directors of the Company at any time based upon Employee’s contribution to the success of the Company and on such other factors as the Board of Directors of the Company, after consultation with the Board of Supervisory Directors of the Company’s ultimate parent company, Océ N.V., shall deem appropriate. No adjustment will be made, however, prior to January 1, 2004. The

Company shall also reimburse Employee for all reasonable out-of-pocket expenses incurred by Employee in the lawful and ordinary course of the Company’s business and properly reported to the Company in accordance with its accounting procedures.

1.031. Variable Short Term Compensation. (a) Employee shall be entitled to earn as additional incentive compensation a Short Term Incentive bonus in an amount of 35 % of the Base Salary if on target, up to a maximum amount of 50% of the Base Salary under and pursuant to the terms of the Company’s then current Short Term Incentive Scheme, the current scheme of which is attached hereto as Exhibit 1. The Short Term Incentive bonus, if any, shall be paid to Employee within ninety (90) days after the end of the financial year of the Océ Group over which the Short Term Incentive bonus was earned. For the purpose of this Agreement “Océ Group” shall mean the group of companies of which Océ N.V. is the ultimate parent company. Employee understands and agrees that the Company in its sole discretion has the right to establish the targets for this Short Term Incentive Scheme but the Employee and Company agree that these targets will be similar to but not necessarily the same as are established for other executives of the Company.

(b) Employee shall also be entitled to earn as additional incentive compensation a Group Bonus under and pursuant to the terms of the Company’s then current Group Bonus Plan, the current plan of which is attached hereto as Exhibit 2, such Group Bonus to be based on the Net Return on Assets (as defined in the plan). The Group Bonus, if any, shall be paid to Employee within one hundred and eighty (180) days after the end of the financial year of the Océ Group over which the Group Bonus was earned.

1.032. Variable Long Term Compensation. As additional incentive, Employee shall be entitled to earn as additional incentive compensation a Three Year Roll Over Bonus, under and pursuant to the terms of the Company’s then current Three Year Roll Over Bonus Plan, the current plan of which is attached hereto as Exhibit 3. Any Three Year Roll Over Bonus shall be paid to Employee in accordance with the terms of the Three Year Roll Over Bonus Scheme. Notwithstanding the foregoing, the parties agree that Employee will not be entitled to the Roll Over Bonus over the financial year 2003.

1.033. Stock Options. Employee shall be eligible to participate in the Océ N.V. Stock Option Plans, pursuant to which stock option grants may be awarded to Employee in the discretion of the Board of Supervisory Directors of Océ N.V. on an annual or periodic basis. If stock options are granted, Employee shall be entitled to a fixed amount of 25,000 stock options and an amount of 50,000 stock options, which 50,000 stock options are to be granted on condition of a previously defined level of performance of the Océ Group.

1.04. Employee Benefits. At all times during the term of Employee’s employment hereunder, Employee shall be covered by such major medical or health benefit plans and pensions as are available generally to employees of the Company. Employee will also be provided the use of a company car subject to such rules and restrictions determined by the chairman of the Board of Directors of the Company. Employee will be entitled to up to four weeks of vacation per year.

1.05. Equalisation Package. In consideration of Employee’s forfeiture of compensation as a result of termination of his previous employment, the Company shall pay the following compensation,

(a) an amount of $ 411,470, which shall be paid no later than January 6, 2003; provided that, no such amount shall be payable unless Employee is employed by the Company on the date payment is due; provided further, that if Employee’s employment with the Company is terminated by Employee other than by reason of death or disability

(i)	prior to the six month anniversary of the execution of this Agreement, Employee shall repay $ 411,470 to the Company immediately upon termination of employment,

(ii)	on or after such six month anniversary, but prior to the twelve month anniversary of the execution of this Agreement, then Employee shall repay $ 342,892 to the Company immediately upon termination of employment

(iii)	on or after such twelve month anniversary, but prior to the eighteen month anniversary of the execution of this Agreement, then Employee shall repay $ 274,314 to the Company immediately upon termination of employment

(iv)	on or after such eighteen month anniversary, but prior to the twenty-four month anniversary of the execution of this Agreement, then Employee shall repay $ 205,736 to the Company immediately upon termination of the employment

(v)	on or after such twenty-four month anniversary, but prior to the thirty month anniversary of the execution of this Agreement, then Employee shall repay $ 137,158 to the Company immediately upon termination of the employment

(vi)	on or after such thirty month anniversary, but prior to the thirty-six month anniversary of the execution of this Agreement, then Employee shall repay $ 68,580 to the Company immediately upon termination of the employment.

b) 90,000 phantom share units in R.R. Donnelley Company, with a purchase price equal to the per share closing price of R.R. Donnelley Company shares on the New York Stock Exchange on December 1, 2002 (for the purpose hereof the “Phantom Price”). During the term of this Agreement but no later than December 1, 2007, and only if still employed, Employee shall have the right to exercise, by means of a one (1) day prior written notification to the Company all or any portion of the phantom share units (in multiples of 1,000 units). On the next business day following such notification, the Company shall pay to Employee an amount equal to any positive difference between (i) the actual per share closing price of R.R. Donnelley Company shares on the date of notice, as reported on the New York Stock Exchange, and (ii) the Phantom Price, with such positive difference multiplied by the number of phantom share units exercised; provided that, no amount shall be payable in connection with the exercise of the phantom share units unless Employee is employed by the Company on the date payment is due; provided further that no entitlement to the phantom share units shall exist after December 1, 2007.

c) 100,000 stock options on Océ N.V. shares, granted without any condition related to performance under and pursuant to the terms of that certain Stock Option Plan 2003 which is not yet final but will be similar to the Stock Option Plan 2002 attached hereto as Exhibit 4. In the event that such 100,000 stock options lapse pursuant to

Article 4(2)(b) of the Stock Option Plan 2003, by reason of a proposed transfer of the shares of Océ, N.V., and no other equivalent payment is made for such stock options, then the Company shall pay Employee, in lieu thereof, the positive difference, if any, between the fair market value per share of an Océ, N.V. share and the exercise price per share of the stock option, multiplied by the number of unexercised stock options remaining in the original 100,000 stock option grant, which amount shall be paid within 30 days following the lapse of the stock options.

d) In consideration of the fact that Employee will not be entitled to the Roll Over Bonus over the financial year 2003, an amount of $ 395,000, which shall be paid no later than January 2, 2004; provided that, no such amount shall be payable unless Employee is employed by the Company on December 31, 2003; provided further, that if Employee’s employment with the Company is terminated by Employee other than by reason of death or disability

(i)	prior to June 30, 2004, Employee shall repay $ 395,000 to the Company immediately upon termination of employment, and

(ii)	on or after June 30, 2004, but prior to December 31, 2004, then Employee shall repay $ 296,250 to the Company immediately upon termination of employment

(iii)	on or after December 31, 2004, but prior to June 30, 2005, then Employee shall repay $ 197,500 to the Company immediately upon termination of employment

(iv)	on or after June 30, 2005, but prior to December 31, 2005, then Employee shall repay $ 98,750 to the Company immediately upon termination of employment.

ARTICLE II

TERMINATION

2.01. Illness, Incapacity. Subject to the next succeeding four sentences, if Employee is unable to perform the duties required of him under this Agreement because of illness, incapacity, or physical or mental disability (for the purpose of this Agreement hereinafter “Disability”), the employment term shall continue and the Company shall pay all compensation required to be paid to Employee hereunder. Notwithstanding the foregoing sentence, if Employee is unable to perform the duties required of him under this Agreement for an aggregate of one-hundred twenty (120) days (whether or not consecutive) during any twelve (12) month period during the term of this Agreement, Employee’s employment may in the Company’s sole discretion be terminated. Employee shall not be considered Disabled until he has been unable to perform said duties for an aggregate of one hundred twenty (120) days during any twelve (12) month period. In connection with such termination, the Company shall be required to pay Employee or his estate (i) any unpaid Annual Base Salary earned under Section 1.03 for services rendered through the date of his Disability; (ii) a portion of any bonus as set forth in Section 1.031 a) and b) and Section 1.032, which becomes due and payable for the year in which Employee’s Disability occurs, pro-rated in amount on the basis of the portion of that year completed prior to Employee’s Disability; and (iii) the dollar value of all accrued and unused vacation benefits based upon Employee’s most recent level Annual Base Salary. The obligations of Employee under Article IV hereof shall continue notwithstanding termination of Employee’s employment pursuant to this Section 2.01.

2.02. Termination by Reason of Death. If Employee dies during the term of his employment hereunder, Employee’s employment hereunder shall terminate and all obligations of the Company hereunder, other than any obligations with respect to the payment of accrued and unpaid salary, shall terminate. In addition, the Company shall be required to pay the Employee’s estate a portion of any bonus as set forth in Section 1.031 a) and b) and Section 1.032, which becomes due and payable for the year in which Employee’s Death occurs, pro-rated in amount on the basis of the portion of that year completed prior to Employee’s Death.

2.03. Company Termination. Employee’s employment hereunder may be terminated at any time by the Company in the event Employee’s services rendered hereunder shall be unsatisfactory to the Board of Directors of the Company. Upon such termination, together with payment of any salary accrued under Section 1.03 hereof, Employee’s employment and all obligations of the Company under Article 1 hereof shall forthwith terminate. Should such termination occur prior to the third anniversary of the execution of this Agreement, or within one year following a Change of Control of the Company, as hereinafter defined, the Company shall pay $ 1,050,000 to Employee as severance pay upon any such termination unless among the reasons for such termination are Employee’s willful misconduct, gross negligence or refusal to perform his duties hereunder in good faith and to the best of his abilities. For purposes of this Section 2.03, Change of Control of the Company shall mean any change in ownership of the Company’s shares as a result of which the Company is no longer affiliated with Océ, N.V., or any companies affiliated with the Océ Group.

Any dispute concerning the reasons for such termination shall be subject to arbitration by one arbitrator selected according to the rules of the American Arbitration Association in Chicago, Illinois; and proceeding under its rules, the arbitrator’s decision concerning the reasons for termination and the amount, if any, payable as a result of such termination shall be final and binding on the parties and no appeal shall lie therefrom.

2.04. Employee Termination. Employee agrees to give the Company sixty (60) days prior written notice of the termination of his employment with the Company. Simultaneously with such notice, Employee shall inform the Company in writing as to his employment plans following the termination of his employment with the Company. The obligations of Employee under Article IV hereof shall continue notwithstanding termination of Employee’s employment pursuant to this Section 2.04.

ARTICLE III

EMPLOYEE’S ACKNOWLEDGEMENTS

Employee recognizes and acknowledges that: (a) in the course of Employee’s employment by the Company it will be necessary for Employee to acquire information which could include, in whole or in part, information concerning the Company’s sales, sales volume, sales methods, sales proposals, customers and prospective customers, identity of customers and prospective customers, identity of key purchasing personnel in the employ of customers and prospective customers, amount or kind of customer’s purchases from the Company, the Company’s sources of supply, the Company’s computer programs, system documentation, special hardware, product hardware, related software development, the Company’s manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions or other confidential or proprietary information belonging to the Company or relating to the Company’s affairs (collectively referred to herein as the “Confidential Information”); (b) the Confidential Information is the property of the Company; (c) the use, misappropriation or disclosure of the Confidential Information would constitute a breach of trust and could cause irreparable injury to the Company; and (d) it is essential to the protection of the Company’s good will and to the maintenance of the Company’s competitive position that the Confidential Information be kept secret and that Employee not disclose the Confidential Information to others or use the Confidential Information to Employee’s own advantage or the advantage of others.

Employee further recognizes and acknowledges that it is essential for the proper protection of the business of the Company that Employee be restrained (a) from soliciting or inducing any employee of the Company to leave the employ of the Company, (b) from hiring or attempting to hire any employee of the Company, (c) from soliciting the trade of or trading with the customers and suppliers of the Company for any business purpose, and (d) from competing against the Company for a reasonable period following the termination of Employee’s employment with the Company.

Employee further recognizes and understands that his duties at the Company may include the preparation of materials, including written or graphic materials, and that any such materials conceived or written by him shall be done as “work made for hire” as defined and used in the Copyright Act of 1976, 17 USC § 1 et seq. In the event of publication of such materials, Employee understands that since the work is a “work made for hire”, the Company will solely retain and own all rights in said materials, including right of copyright, and that the Company may, at its discretion, on a case-by-case basis, grant Employee by-line credit on such materials as the Company may deem appropriate.

ARTICLE IV

EMPLOYEE’S COVENANTS AND AGREEMENTS

4.01. Non-Disclosure of Confidential Information. Employee agrees to hold and safeguard the Confidential Information in trust for the Company, its successors and assigns and agrees that he shall not, without the prior written consent of the Company, misappropriate or disclose or make available to anyone for use outside the Company’s organization at any time, either during his employment with the Company or subsequent to the termination of his employment with the Company for any reason, including without limitation termination by the Company for cause or without cause, any of the Confidential Information, whether or not developed by Employee, except as required in the performance of Employee’s duties to the Company.

4.02. Duties. Employee agrees to be a loyal employee of the Company. Employee agrees to devote his best efforts full time to the performance of his duties for the Company, to give proper time and attention to furthering the Company’s business, and to comply with all rules, regulations and instruments established or issued by the Company. Employee further agrees that during the term of this Agreement, Employee shall not, directly or indirectly, engage in any business which would detract from Employee’s ability to apply his best efforts to the performance of his duties hereunder.

Employee also agrees that he shall not usurp any corporate opportunities of the Company. Employer agrees that Employee’s routine participation on the Board of Directors of those non-profit corporations listed on Exhibit 5 shall not be in violation of Employee’s responsibilities to devote his best efforts full time to the performance of his duties for the Company pursuant to this Section 4.02.

4.03. Return of Materials. Upon the termination of Employee’s employment with the Company for any reason, including without limitation termination by the Company for cause or without cause, Employee shall promptly deliver to the Company all correspondence, drawings, blueprints, manuals, letters, notes, notebooks, reports, flowcharts, programs, proposals and any documents concerning the Company’s customers or concerning products or processes used by the Company and, without limiting the foregoing, will promptly deliver to the Company any and all other documents or materials containing or constituting Confidential Information.

4.04. Non-Solicitation of Customers and Suppliers. Employee agrees that during his employment with the Company he shall not, directly or indirectly, solicit the trade of, or trade with, any customer, prospective customer, supplier, or prospective supplier of the Company for any business purpose other than for the benefit of the Company. Employee further agrees that for two (2) years following termination of his employment with the Company, including without limitation termination by the Company for cause or without cause, Employee shall not, directly or indirectly, solicit the trade of, or trade with, any customers or suppliers, or prospective customers or suppliers, of the Company in competition with the Company or any companies affiliated with the Océ Group, including but not limited to competition with any products and/or services marketed and/or businesses pursued or otherwise identified in business plans by such companies during the course of Employee’s employment with the Company.

4.05. Non-Solicitation of Employees. Employee agrees that, during his employment with the Company and for two (2) years following termination of Employee’s employment with the Company, including without limitation termination by the Company for cause or without cause, Employee shall not, directly or indirectly, solicit or induce, or attempt to solicit or induce, any employee of the Company to leave the Company for any reason whatsoever, or hire any employee of the Company.

ARTICLE V

EMPLOYEE’S REPRESENTATIONS AND WARRANTIES

5.01. No Prior Agreements. Employee represents and warrants that he is not a party to or otherwise subject to or bound by the terms of any contract, agreement or understanding which in any manner would limit or otherwise affect his ability to perform his obligations hereunder, including without limitation any contract, agreement or understanding containing terms and provisions similar in any manner to those contained in Article IV hereof. Employee further represents and warrants that his employment with the Company will not require him to disclose or use any confidential information belonging to prior employers or other persons or entities.

5.02. Employee’s Abilities. Employee represents that his experience and capabilities are such that the provisions of Article IV will not prevent him from earning his livelihood, and acknowledges that it would cause the Company serious and irreparable injury and cost if Employee were to use his ability and knowledge in competition with the Company or to otherwise breach the obligations contained in Article IV.

5.03. Remedies. In the event of a breach by Employee of the terms of this Agreement, the Company shall be entitled, if it shall so elect, to institute legal proceedings to obtain damages for any such breach, or to enforce the specific performance of this Agreement by Employee and to enjoin Employee from any further violation of this Agreement and to exercise such remedies cumulatively or in conjunction with all other rights and remedies provided by law. Employee acknowledges, however, that the remedies at law for any breach by him of the provisions of this Agreement may be inadequate and that the Company shall be entitled to injunctive relief against him in the event of any breach.

5.04. Review by Counsel. Employee represents and warrants that counsel for Employee has reviewed this Agreement and that Employee has been informed by such counsel that the terms and provisions of this Agreement are reasonable and enforceable. The Company has agreed to reimburse all reasonable costs made by Employee in connection with such review by counsel.

ARTICLE VI

MISCELLANEOUS

6.01. Authorization to Modify Restrictions. It is the intention of the parties that the provisions of Article IV hereof shall be enforceable to the fullest extent permissible under applicable law, but that the unenforceability (or modification to conform to such law) of any provision or provisions hereof shall not render unenforceable, or impair, the remainder thereof. If any provision or provisions hereof shall be deemed invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offending provision or provisions and to alter the bounds thereof in order to render it valid and enforceable.

6.02. Tolling Period. The nondisclosure and non-solicitation obligations contained in Article IV hereof shall be extended by the length of time during which Employee shall have been in breach of any of the provisions of such Article IV.

6.03. Employer Violation Not a Defense. In an action by the Company to enforce this Agreement any claims asserted by Employee against the Company shall not constitute a defense to the Company’s action.

6.04. Entire Agreement. This Agreement represents the entire agreement of the parties and may be amended only by a writing signed by each of them.

6.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

6.06. Consent to Jurisdiction. Subject to Section 2.03, the Company and Employee hereby irrevocably submit to the personal jurisdiction of the United States District Court for the Northern District of Illinois and/or the state courts located in the county in which the Company’s headquarters are located in any action or proceeding arising out of or relating to this Agreement, and the Company and Employee hereby irrevocably agree that all claims in respect of any such action or proceeding may be heard and determined in either such court.

6.07. Service of Process. The Company and Employee hereby irrevocably consent to the service of any summons and complaint and any other process which may be served in any action or proceeding arising out of or related to this Agreement brought in the United States District Court for the Northern District of Illinois and/or the state courts located in the county in which the Company’s headquarters are located by the mailing by certified or registered mail of copies of such process to Employee at his address as set forth on the signature page hereof and to the Company, to the attention of its General Counsel, at the address of its headquarters.

6.08. Venue. The Company and Employee hereby irrevocably waive any objection which it or he now or hereafter may have to the laying of venue of any action or proceeding arising out of or relating to this Agreement brought in the United States District Court for the Northern District of Illinois and/or the state courts located in the county in which the Company’s headquarters are located and any objection on the ground that any such action or proceeding in either of such Courts has been brought in an inconvenient forum. Nothing in this Section 6.08 shall affect the right of the Company to bring any action or proceeding against Employee or his property in the courts of other jurisdictions.

6.09. Agreement Binding. The obligations of Employee under this Agreement shall continue after the termination of his employment with the Company for any reason, with or without cause, and shall be binding on his heirs, executors, legal representatives and assigns and shall inure to the benefit of any successors and assigns of the Company.

6.10. Counterparts, Section Headings. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The section headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed the day and year first above written.

Witness:

/s/ Elissa R. Robiso	/s/ Ronald E. Daly

Elissa R. Robiso	Ronald E. Daly 1418 South Prairie Chicago IL 60605

Attest /s/ Michael A. Scordino	By:	/s/ Rokus van Iperen

Michael A. Scordino, Secretary		Rokus van Iperen Chairman of the Board

/s/ H. J. Huiberts

H. J. Huiberts, Secretary, Océ N.V.

[Corporate Seal]